Exhibit 4(a)(10)

[TRANSLATION FROM HEBREW]

AGREEMENT

Drawn up and signed in Herzliya today, April 10, 2008

between:	Israel Petrochemical Enterprises Ltd.
of 16 Shenkar Street, Herzliya Pituach, Israel
Fax number: + 972-9-952-4008
(hereinafter – “IPE”)

of the first part;

and:	Scailex Corporation Ltd.
of 16 Shenkar Street, P.O.B. 12423, Herzliya Pituah 46733 Israel
(hereinafter – “Scailex”)
of the second part;

whereas

Scailex owns and holds 1,000 no-par value shares of Petroleum Capital Holdings Ltd., private company number 51-391980-3 (hereinafter – “Petroleum”), constituting 100% of Petroleum’s registered and issued share capital (hereinafter – “the Shares Being Sold”);

and whereas

Scailex owns and holds two capital notes of Petroleum, which were issued in respect of monies injected into Petroleum, at the inclusive face value of ILS 1,167,335,156 (one billion, one hundred and sixty-seven million, three hundred and thirty-five thousand, one hundred and fifty-six New Israeli Shekels), which are unlinked and interest free, correct to the signing date of this Agreement (hereinafter – “the Capital Notes Being Sold”);

and whereas

on February 18, 2007, a memorandum of agreements was signed between Scailex and Petroleum as the party of the first part and Israel Corporation Ltd. (hereinafter – “Israel Corporation”) as the party of the second part, concerning, inter alia, the submission of a joint bid to purchase shares of Oil Refineries Ltd., public company number 52-003665-8 (hereinafter – “ORL”), whose shares were offered for sale by the State of Israel and were listed for trading on the Tel-Aviv Stock Exchange, and, on February 19, 2007, an addendum to the said memorandum of agreements was signed between the aforesaid parties (the memorandum of agreements and the addendum jointly hereinafter – “the Memorandum of Agreements”);

and whereas

pursuant to the Memorandum of Agreements, Petroleum purchased ORL shares on a number of occasions, so that, on the signing date of this Agreement, Petroleum owns 315,279,564 (three hundred and fifteen million, two hundred and seventy-nine thousand, five hundred and sixty-four) ordinary shares of ILS 1 n.v. each of ORL (hereinafter – “Petroleum’s ORL Shares”);

and whereas

on May 10, 2007, the Memorandum of Agreements was terminated at the request of Israel Corporation, and, in lieu thereof, Israel Corporation issued an irrevocable undertaking to Scailex and Petroleum to engage in an ORL joint control agreement with them, under certain conditions, the wording of which is attached as Appendix A. to the said irrevocable undertaking (Israel Corporation’s irrevocable undertaking and the wording of the agreement attached thereto in the said Appendix A. hereinafter – “Israel Corporation’s Deed of Undertaking”);

and whereas	on the signing date of this Agreement, IPE is the controlling shareholder of Scailex;

and whereas

simultaneously with the signing of this Agreement, an agreement is being signed between IPE and Suny Electronics Ltd. (hereinafter – “Suny”), pursuant whereto, upon the fulfillment of certain conditions, Suny shall purchase from IPE all of IPE’s shares of Scailex (hereinafter – “the Suny Agreement”);

and whereas

Scailex desires to sell and transfer to IPE, and IPE desires to purchase and receive by way of transfer from Scailex, the Shares Being Sold and the Capital Notes Being Sold, and Scailex desires to assign to IPE, and IPE desires to receive by way of assignment from Scailex, all of Scailex’s rights and obligations vis-à-vis Israel Corporation pursuant to and by virtue of the Memorandum of Agreements and Israel Corporation’s Deed of Undertaking, all the aforesaid being subject to and in accordance with the conditions specified in this Agreement, and subject to the consummation of the transaction predicate to the Suny Agreement;

and whereas	the parties desire to define and affix the conditions of the engagement between them;

                    wherefore, the parties hereby declare, agree and stipulate as follows:

1.	Recitals and Interpretation

	1.1	The recitals to this Agreement and the appendices thereto constitute an integral part hereof.

	1.2	This Agreement has been divided into sections, and section headings have been added, solely for the sake of convenience, and no use may be made thereof in the interpretation of this Agreement.

2.	Definitions

In this Agreement, the following expressions shall be defined according to that stated alongside them. All that stated in the masculine gender also encompasses the feminine, and that stated in the singular also encompasses the plural.

“The Lease”

The rental agreement dated December 14, 2006 between Terzlit Ltd. and Scailex, pursuant whereto Scailex was conferred a leasehold right to the Real-Estate Asset, together with the management services agreement dated December 14, 2006 between Life Plaza Management and Maintenance Services Ltd. and Scailex, and, together with an agreement dated December 14, 2006 between Terzlit Ltd. and Cerius Management and Investment Company Ltd. and Scailex regarding the rental of parking spaces.

“Securities Act”	The Securities Act, 5728 – 1968, and the orders and regulations instituted by virtue thereof, as they shall be from time to time.

“the Companies Act”	The Companies Act, 5759 – 1999, and the orders and regulations instituted by virtue thereof, as they shall be from time to time.

“the Consummation Date”

The date – falling seven days after the fulfillment of the last of the suspending conditions stipulated hereunder in clause 6.1, and the fulfillment of the last of the suspending conditions precedent that are stipulated in clause 8 of the Suny Agreement (excluding the consummation of the transaction predicate to this Agreement) – on which the transaction predicate to this Agreement and the transaction predicate to the Suny Agreement shall be concurrently and simultaneously consummated.

“the Real-Estate Asset”

A portion of the office building on Shenkar Street, at the corner of Hachoshlim Street in the Herzliya Pituach industrial zone, which is known as parcel 72 in block 6592, on the first floor of Building B, at the gross area of some 387 square meters, which was leased to Scailex pursuant to the Lease, and which is being used as Scailex’s offices on the signing date of this Agreement.

“Free and Clear”	Free and clear of any encumbrance, debt, attachment, pledge, lien, option, claim, blocking arrangement, pre-emptive right, right of first refusal and any other right of any third party.

“Control”	As defined in the Securities Act.

3.	The Transaction

On the Consummation Date, and subject to the fulfillment of all suspending conditions stipulated hereunder in clause 6, Scailex shall sell and shall transfer to IPE, and IPE shall purchase and receive by way of transfer the Shares Being Sold and the Capital Notes being Sold, being Free and Clear, and Scailex shall assign and transfer to IPE, and IPE shall purchase and receive by way of assignment, all of Scailex’s rights and obligations pursuant to and by virtue of the Memorandum of Agreements and Israel Corporation’s Deed of Undertaking, against the payment of an inclusive consideration totalling ILS 1,141,312,022 (one billion, one hundred and forty-one million, three hundred and twelve thousand and twenty two New Israeli Shekels) (hereinafter – “the Consideration”). In addition, on the Consummation Date, or on a later date as specified hereunder in clause 7.2, Scailex shall assign and transfer to IPE, and IPE shall purchase and receive by way of assignment, all of Scailex’s rights and obligations pursuant to the Lease, against the payment of ILS 2,909,000 (two million nine hundred and nine thousand New Israeli Shekels), which is equivalent to the sum of the leasehold improvements recorded in Scailex’s books (hereinafter – “the Consideration for the Lease”).

4.	Scailex’s Representations and Undertakings

Scailex declares and undertakes vis-à-vis IPE as follows:

4.1

Scailex is the sole owner and holder of the Shares Being Sold. The Shares Being Sold constitute 100% of Petroleum’s issued share capital. The Shares Being Sold are Free and Clear, except to the extent deriving from Israel Corporation’s Deed of Undertaking, and they shall remain in this condition until the Consummation Date. A copy of Scailex’s Share Certificate in respect of the Shares Being Sold is attached hereto as Appendix 1.

4.2

Petroleum has not allotted and/or has not undertaken to allot to any person and/or entity whatsoever any share and/or option and/or right and/or security of any type and class that is exercisable and/or convertible into shares of Petroleum and/or into other securities of Petroleum, and has not received any payment on account of options, rights and/or other securities as stated.

4.3

Scailex is the sole owner and holder of the Capital Notes Being Sold. The Capital Notes Being Sold are Free and Clear, and they shall remain in this condition until the Consummation Date. A copy of the Capital Notes Being Sold is attached hereto as Appendix 2.

4.4

By the Consummation Date, Scailex shall cause Petroleum to pay all of Petroleum’s liabilities, and subsequently, to partially repay the Capital Notes Being Sold (hereinafter – “the Partial Repayment”), so that, on the Consummation Date, Petroleum’s balances of cash and cash equivalents shall be equivalent to the dividend declared by ORL on March 19, 2008, which is expected to be received on May 20, 2008, plus any additional dividend that Petroleum might receive in respect of Petroleum’s ORL Shares subsequent to the signing of this Agreement (all jointly hereinafter – “the Last Dividend”), with the addition of the profits of the Last Dividend.

4.5

On the signing date of this Agreement, the total face value of the Capital Notes Being Sold totals ILS 1,167,335,156, and, on the Consummation Date, this sum shall not diminish from the said total, save to the extent deriving from the Partial Repayment.

4.6	Scailex’s rights by virtue of and pursuant to Israel Corporation’s Deed of Undertaking are Free and Clear, and they shall remain in this condition until the Consummation Date.

4.7

Subject to Israel Corporation’s Deed of Undertaking, the signing of this Agreement and the execution thereof by Scailex shall not activate and/or shall not cause the activation of rights of first refusal and/or first offer, tag-along rights or pre-emptive rights of any third party.

4.8

On the Consummation Date, Petroleum’s sole assets shall be Petroleum’s ORL Shares, Petroleum’s rights by virtue of the Memorandum of Agreements and Israel Corporation’s Deed of Undertaking, and cash and cash equivalents at the sum equivalent to the sum of the Last Dividend and the profits thereof, and Petroleum’s sole liabilities shall be pursuant to the Capital Notes Being Sold and Israel Corporation’s Deed of Undertaking (to dispel any doubt, it is hereby clarified that all of Petroleum’s remaining liabilities shall be paid by Petroleum prior to the Consummation Date). Petroleum shall not perform any actions whatsoever and shall not assume any liabilities whatsoever until the Consummation Date without receiving IPE’s prior written approval, with the exception of voting by virtue of Petroleum’s ORL Shares, the rendering of the Partial Repayment, and the payment of all of its liabilities, as stated above.

4.9

Petroleum shall continue to conduct its normal course of business until the Consummation Date, in a manner consistent with the manner by which it conducted its businesses in the past, and it shall not declare and/or shall not distribute any dividend and/or management fee and/or bonus shares and/or any distribution and/or any other payment to its shareholders, with the exception of the Partial Repayment. Scailex shall notify IPE in writing immediately, and by no later than the Consummation Date, of any material change that occurs in Petroleum’s activity, assets and liabilities, without this constituting a cause for the cancellation of and/or amendment to this Agreement by any party.

4.10

Petroleum’s ORL Shares, which constitute some 15.76% of ORL’s issued share capital on the signing date of this Agreement, are Free and Clear and shall remain in this condition until the Consummation Date. Scailex undertakes to cause Petroleum not to effect any disposition of Petroleum’s ORL Shares, in whole or in part, until the Consummation Date. To dispel any doubt, Scailex is not making any representation regarding ORL itself.

4.11

All of Petroleum’s monetary activity is conducted solely through account number 600-878 and account number 600-975 at Bank Hapoalim Ltd., branch number 600 (hereinafter – “the Bank Accounts”). The balance in Petroleum’s Bank Accounts on the Consummation Date shall be at the sum equivalent to the Last Dividend plus the profits thereof.

4.12

Petroleum has not issued any guarantees whatsoever to third parties and/or to Scailex that are valid on the signing date of this Agreement, and has not undertaken to indemnify third parties in relation to Scailex’s undertakings, and Petroleum shall not issue guarantees and/or indemnities as stated until the Consummation Date.

4.13

On March 26, 2008, Scailex fully completed the acquisition of all holdings of Linura Holdings AG (hereinafter – “Linura”), at the rate of 19.9% of Petroleum’s share capital. On the signing date of this Agreement, Linura has no holdings of Petroleum whatsoever and/or rights whatsoever vis-à-vis Petroleum. Upon completing the acquisition of Linura’s holdings as stated, the Petroleum shareholders’ agreement expired and was nullified (with the exception of clauses concerning noncompetition, confidentiality, law and jurisdiction).

4.14

Scailex and its officeholders do not have and shall not have until the Consummation Date any claim and/or demand from Petroleum and/or from officeholders therein whose cause arose during the period until the Consummation Date.

4.15	Mr. Andre Pabst ceased to serve as a director of Petroleum on April 26, 2008.

4.16

Within three days of the signing of this Agreement, Scailex shall notify the competent authorities of the signing of this Agreement, and shall file a joint application together with IPE for IPE to subrogate for Scailex regarding the handling of the application for a control permit for ORL, which had been filed by Scailex and Petroleum, subject to the consummation of this Agreement.

4.17

With the exception of the requisite approvals as specified hereunder in clause 6, there is no legal and/or contractual and/or other preclusion to Scailex’s engagement pursuant to this Agreement, and its engagement pursuant to this Agreement does not contradict and/or contravene any agreement and/or undertaking to which it is a party.

4.18

On April 10, 2008, Scailex’s Audit Committee and Scailex’s Board of Directors duly approved Scailex’s engagement in this Agreement and the execution of the transaction pursuant thereto, and Mr. Yahel Shachar and Mr. Shachar Rachim were authorized to obligate Scailex for all intents and purposes by their signing this Agreement.

	4.19	On April 10, 2008, Petroleum’s Board of Directors approved the transfer of the Shares Being Sold in accordance with the provisions of this Agreement and subject to the consummation thereof.

	4.20	Scailex acknowledges that IPE is engaging in this Agreement based on the representations and undertakings stipulated above in this clause 4.

5.	IPE’s Representations and Undertakings

IPE declares and undertakes vis-à-vis Scailex as follows:

5.1

With the exception of the requisite approvals as specified hereunder in clause 6, there is no legal and/or contractual and/or other preclusion to IPE’s engagement pursuant to this Agreement, and its engagement pursuant to this Agreement does not contradict and/or contravene any agreement and/or undertaking to which it is a party.

5.2

On April 10, 2008, IPE’s Board of Directors duly approved IPE’s engagement in this Agreement and the execution of the transaction pursuant thereto, and Mr. Jacob Gottenstein and Mr. Tal Shinar were authorized to obligate IPE for all intents and purposes by their signing this Agreement.

	5.3	IPE has received Israel Corporation’s Deed of Undertaking and it is aware of the contents thereof.

5.4

IPE undertakes to indemnify Scailex in respect of any damage or expense that might be caused to Scailex in relation to any matter pertaining to Israel Corporation’s Deed of Undertaking and the endorsement thereof, provided that should IPE be given notice of a demand for payment on the part of Israel Corporation, Scailex shall enable IPE to defend itself and on its behalf against such a demand, all this, solely in respect of the period during which Scailex shall be jointly and severally obligated with IPE pursuant to the provisions of Israel Corporation’s Deed of Undertaking.

	5.5	IPE shall have the financial means necessary on the Consummation Date to fulfill its undertakings pursuant to this Agreement.

5.6

IPE is aware that, on the signing date of this Agreement, an ORL control permit has not yet been received; IPE is aware of the Immediate Reports that Scailex published in this regard, and IPE is aware that there is no certainty that Petroleum shall receive a control permit for ORL.

5.7

Subject to the accuracy of the representations specified above in clause 4, IPE is purchasing the Shares Being Sold and the Capital Notes Being Sold “as is,” and IPE does not and shall not have any allegation and/or claim and/or right of indemnification of any kind or type vis-à-vis Scailex and/or any party on Scailex’s behalf, including the officeholders therein, including in relation to any matter pertaining to the ORL control permit and to Israel Corporation’s Deed of Undertaking.

	5.8	IPE acknowledges that Scailex is engaging in this Agreement based on the representations and undertakings specified above in this clause 5.

6.	Suspending Conditions and Conditions Precedent

	6.1	The validity of this Agreement shall be conditional and contingent upon the following conditions:

6.1.1

Approval of the transaction predicate to this Agreement by Scailex’s General Assembly of Shareholders, which shall duly convene with the requisite majority for the lawful approval thereof as a transaction with a controlling shareholder. Scailex undertakes to take action as soon as possible, and no later than 14 business days after the signing date of this Agreement, to convene a General Assembly of Scailex Shareholders for the purpose of approving the transaction predicate to this Agreement as an exceptional transaction with a controlling shareholder, in conformance with the provisions of the Securities Act and the Companies Act.

6.1.2

Approval of the transaction predicate to this Agreement by the Antitrust Commissioner (hereinafter – “the Commissioner’s Approval”), if and to the extent required. The parties shall cooperate for the purpose of obtaining the Commissioner’s Approval as soon as possible. Scailex undertakes to cause Petroleum to cooperate to the extent required in connection with delivery of the information required and submission of a merger notice on its behalf.

		6.1.3	The signing of this Agreement and the execution thereof by Scailex shall not activate and/or shall not cause the activation of rights of first refusal and/or first offer by any third party.

	6.2	In addition to that stated above, the execution of this Agreement on the Consummation Date shall also be contingent upon the fulfillment of the conditions stipulated hereunder:

		6.2.1	The fulfillment of all conditions precedent and suspending conditions stipulated in clause 8 of the Suny Agreement (with the exception of consummation of the transaction predicate to this Agreement).

		6.2.2	Consummation of the transaction predicate to the Suny Agreement concurrently and simultaneously with consummation of the transaction predicate to this Agreement.

6.3

If all suspending conditions and conditions precedent stipulated above in clauses 6.1 and 6.2 are not fulfilled by 90 days after the signing of this Agreement, or by a later date agreed upon in writing by the parties, this Agreement shall automatically expire and neither party shall have any allegation and/or claim of any kind whatsoever vis-à-vis the other in relation to any matter pertaining to this Agreement.

7.	Consummation of the Transaction

7.1

On the Consummation Date, all the actions specified hereunder shall be performed concurrently and simultaneously with the performance of the actions required to consummate the transaction predicate to the Suny Agreement. No single action shall be deemed completed and no single document shall be deemed delivered until all actions are completed and all documents delivered:

7.1.1

Scailex shall deliver a transfer deed to IPE, being duly prepared and signed pursuant to Petroleum’s Articles of Association, for the transfer of the Shares Being Sold from Scailex to IPE, and IPE shall sign the said transfer deed as the recipient of the transfer.

7.1.2

Scailex shall cause Petroleum to deliver a share certificate to IPE under IPE’s name in respect of the Shares Being Sold, as well as to record IPE in Petroleum’s register of shareholders as the owner of the Shares Being Sold.

7.1.3

Scailex shall deliver a deed of transfer and assignment to IPE, being duly prepared and signed to IPE’s satisfaction, for the transfer of the Capital Notes Being Sold from Scailex to IPE, and IPE shall sign the said deed of transfer and assignment as the recipient of the transfer.

7.1.4

Scailex shall deliver a deed of assignment to IPE, being duly prepared and signed to IPE’s satisfaction, for the transfer of all of Scailex rights and obligations pursuant to and by virtue of the Memorandum of Agreements and Israel Corporation’s Deed of Undertaking to IPE, and IPE shall sign the said deed of assignment as the recipient of the assignment.

		7.1.5	Scailex shall deliver to IPE Mr. Yahel Shachar’s letter of resignation from Petroleum’s Board of Directors, being effective as of the Consummation Date.

7.1.6

Scailex shall furnish IPE with a copy of the confirmation from the Israel Tax Authority regarding its exemption from withholding tax at source, and, if such confirmation is not delivered, tax shall be withheld at source as duly required.

		7.1.7	Scailex shall deliver to IPE all documents of Petroleum that are in its possession.

7.1.8

IPE shall pay the entire consideration to Scailex by way of an irrevocable bank transfer to Scailex’s bank account; Scailex shall furnish IPE with its bank particulars in writing at least three business days prior to the Consummation Date (hereinafter – “Scailex’s Bank Account”).

7.2

Subject to the consummation of the transaction predicate to the above clause 7.1, on the Consummation Date – and, if, on the Consummation Date, the lessor’s approval has not yet been received for the transfer of Scailex’s rights and obligations under the Lease, in accordance with the provisions of the Lease (hereinafter – “the Lessor’s Approval”), then, within seven days after receiving the Lessor’s Approval – all actions specified hereunder shall be executed concurrently and simultaneously, and whereby no single action shall be deemed completed and no single document shall be deemed delivered until all actions are completed and all documents delivered:

7.2.1

Scailex shall deliver a deed of assignment to IPE, being duly prepared and signed to IPE’s satisfaction, for the transfer of all of Scailex’s rights and obligations pursuant to the Lease to IPE, and IPE shall sign the said deed of assignment as the recipient of the assignment.

		7.2.2	IPE shall pay the entire consideration for the Lease to Scailex by way of an irrevocable bank transfer to Scailex’s Bank Account.

8.	Assignment of Rights and Obligations

8.1

IPE shall be entitled to transfer its rights and obligations pursuant to this Agreement to a subsidiary, provided that IPE shall remain obligated vis-à-vis Scailex jointly and severally with the said subsidiary.

8.2

Apart from that stated in clause 8.1, the parties shall not be allowed to assign and/or to endorse and/or to transfer, whether directly or indirectly, their rights and/or their obligations pursuant to this Agreement, in whole or in part, to another or other parties without the prior written consent of the other party.

9.	ADDITIONAL PROVISIONS

9.1

Liability and indemnification. Each of the parties undertakes to indemnify the other party in respect of any damage and/or loss and/or expense that might be caused to the other party (and/or any charge that might be imposed on the other party), whether directly or indirectly (hereinafter – “the Damage”), due to an incorrect representation and/or a deficient representation and/or due to any failure to fulfill and/or a breach of any representation given to the other party in this Agreement. The parties said undertakings shall expire on May 31, 2009.

9.2

Waiver of claims. Each party, on its behalf, on behalf of its managers and officeholders therein and the companies related thereto, hereby irrevocably, finally and absolutely releases, waives and exempts the other party, Petroleum and any party on its behalf, including their shareholders, managers and officeholders therein, as well as all their employees and consultants (but with the exception of IPE’s controlling shareholders) from any allegation and/or demand and/or claim of any kind whatsoever, in respect of and/or in relation to Petroleum’s administration and/or its businesses and/or in relation to the acquisition and/or holding of Petroleum shares, whose cause arose prior to the signing of this contract.

10.	General Provisions

10.1

This Agreement encompasses and exhausts all that agreed upon between the parties, and, upon the signing thereof, it invalidates any representation, understanding or undertaking, including any written document, which was given or made, if any, prior to the signing of this Agreement.

	10.2	Any amendment and/or addendum to this Agreement shall not be valid unless drawn up in writing and signed by all parties to this Agreement.

10.3

Any delay in or abstention from exercising or enforcing any of the rights of any of the parties pursuant to this Agreement shall not be deemed a waiver on their part of their rights in the future or as preventing them from exercising their rights in the future, and the parties shall be allowed to exercise their rights, in whole or in part, at any time that they shall deem fit.

	10.4	The laws of the State of Israel shall apply to this Agreement.

	10.5	The sole local jurisdiction in relation to any matter pertaining to and every matter deriving from this Agreement shall be referred to the competent courts of Tel-Aviv – Jaffa.

	10.6	The parties have affixed their addresses and fax numbers for the purposes of this Agreement as noted in the recitals to this Agreement.

10.7

Any notice to be sent by one party to the other by registered mail shall be deemed as having arrived at its addressee within seven days of the time it was delivered for dispatch at the post office, and, if personally delivered or transmitted by facsimile – at the time of the delivery thereof.

And it witness hereto the parties have signed

/s/ Yaakov Gottenstein; /s/ Tal Shinar	/s/ Yahel Shachar

Israel Petrochemical Enterprises Ltd.	Scailex Corporation Ltd.

I, the undersigned, Tal Rotman, Adv., do hereby certify that Mr. Jacob Gottenstein and Mr. Tal Shinar have signed on behalf of the aforesaid company, and that the above signature is the lawful signature of the aforesaid company, which is binding upon the company for all intents and purposes.

I, the undersigned, Rona Bergman, Adv., do hereby certify that Mr. Yahel Shachar and Mr. Shachar Rachim have signed on behalf of the aforesaid company, and that the above signature is the lawful signature of the aforesaid company, which is binding upon the company for all intents and purposes.

/s/ Tal Rotman

Tal Rotman, Adv.	Rona Bergman, Adv.